Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ in millions)

	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$99	$279
One-Third of Rents, Net of Income from Subleases	8	22

Total Fixed Charges	$107	$301

Earnings:
Income Before Income Taxes	$694	$1,556
Fixed Charges	107	301

Total Earnings	$801	$1,857

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	7.49x	6.17x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$150	$430
One-Third of Rents, Net of Income from Subleases	8	22

Total Fixed Charges	$158	$452

Earnings:
Income Before Income Taxes	$694	$1,556
Fixed Charges	158	452

Total Earnings	$852	$2,008

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	5.39x	4.44x